                       Securities and Exchange Commission

                             Washington, D.C. 20549

                                 Schedule 13D/A

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3

                           OCEANIC EXPLORATION COMPANY
                                (Name of Issuer)

                         Common Stock, $.0625 par value
                         (Title of Class of Securities)

                                    675239107
                                 (CUSIP Number)

                                 Samuel Randazzo
                        21 East State Street, Suite 1700
                               Columbus, OH 43215
                                 (614) 469-8000
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 December 18, 2002
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of this section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP NUMBER: 675239107                                       PAGE 2 of 9 PAGES

--------------------------------------------------------------------------------
1)   Names of Reporting Persons; I.R.S. Identification (entities only)

     NWO Resources, Inc.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (see Instructions)
     (a)  N/A
     (b)  N/A
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (see Instructions)                                       BK
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)      N/A
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization                                     OH
--------------------------------------------------------------------------------
   Number of Shares      7)   Sole Voting Power                       22,925,489
                         -------------------------------------------------------
  Beneficially Owned     8)   Shared Voting Power                              0
                         -------------------------------------------------------
   by Each Reporting     9)   Sole Dispositive Power                  22,925,489
                         -------------------------------------------------------
       Person With:      10)  Shared Dispositive Power                         0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person     22,925,489
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Share      N/A
     (See Instructions)
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)                   74.15%
--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)                             CO
--------------------------------------------------------------------------------

CUSIP NUMBER: 675239107                                       PAGE 3 of 9 PAGES

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1)   Names of Reporting Persons

          Linden P. Blue
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     1)   N/A
     2)   N/A
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)                                   N/A(1)
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)      N/A
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization                                   U.S.
--------------------------------------------------------------------------------
   Number of Shares      7)   Sole Voting Power                       22,925,489
                         -------------------------------------------------------
  Beneficially Owned     8)   Shared Voting Power                              0
                         -------------------------------------------------------
   by Each Reporting     9)   Sole Dispositive Power                  22,925,489
                         -------------------------------------------------------
       Person With:      10)  Shared Dispositive Power                         0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person     22,925,489
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       N/A
     (See Instructions)
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)                   74.15%
--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)                             IN
--------------------------------------------------------------------------------

--------------
(1)  Stock was purchased by NWO Resources, Inc.

CUSIP NUMBER: 675239107                                       PAGE 4 of 9 PAGES

ITEM 1. SECURITY AND ISSUER

The securities to which this Schedule relates is the common stock, $.0625 par value of OCEANIC EXPLORATION COMPANY (the "Issuer"). The Issuer's principal executive offices are located at 7800 E. Dorado Place, Suite 250, Englewood, CO 80111.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule is being filed jointly on behalf of the following persons (referred to individually and collectively as "Filer"):

     1.   (a)  Name - NWO Resources, Inc.

          (b)  Principal business address - c/o Samuel Randazzo
                                            21 East State Street, Suite 1700
                                            Columbus, OH 43215

          (c) Present principal occupation or employment - The principal occupation or employment of Filer is a holding company

          (d) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

          (f)  Citizenship - Ohio

CUSIP NUMBER: 675239107                                       PAGE 5 of 9 PAGES

     2.   (a)  Name - Linden P. Blue

          (b)  Principal business address - General Atomics
                                            3550 General Atomics Court
                                            San Diego, CA 92121

          (c) Present principal occupation or employment - Vice President, General Atomics

CUSIP NUMBER: 675239107                                       PAGE 6 of 9 PAGES

          (d) During the past five years Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

          (f)  Citizenship - U.S.

     4. The name, address, present principal employment and citizenship of each of the directors, executive officers and controlling persons of the corporate Filers are set forth in Exhibit A which is attached hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

NWO Resources, Inc. borrowed $2,701,996.65 against its revolving line of credit agreement with Sky Bank to purchase an additional 18,013,311 shares of Oceanic Exploration Company Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction was to make a long term investment in the issuer via a Rights Offering completed by the issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of the class of the Issuer's common stock beneficially owned by the reporting persons following the transaction is as follows:

                                            TOTAL NUMBER
                                             OF SHARES
                                            BENEFICIALLY        PERCENTAGE
          REPORTING PERSON                     OWNED             OF CLASS
          ----------------                  ------------        ----------
          NWO Resources, Inc.               22,925,489            74.15%
          Linden P. Blue                    22,925,489            74.15%

CUSIP NUMBER: 675239107                                       PAGE 7 of 9 PAGES

          The reporting persons filing this Schedule do not comprise a group with any other person.


     (b) NWO Resources, Inc. has sole power to vote and to dispose of 22,925,489 Shares of Common Stock. As a result of his ownership of voting shares of NWO Resources, Inc., Linden P. Blue is deemed to have the sole power to vote and to dispose of 22,925,489 Shares of Common Stock.

     (c) Except as set forth herein, neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has effected any transaction in shares of Common Stock of Issuer during the past 60 days.

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          The following exhibits are filed herewith:

               Exhibit A - Name, citizenship, business address and present principal employment of each director, executive officer and controlling person of corporate Filers.

               Exhibit B - Agreement as to joint filing.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 20, 2002

                                        NWO RESOURCES, INC.

                                        /s/ John E. Jones
                                        ---------------------------------
                                        By: John E. Jones
                                        Title: Secretary / Treasurer


                                        /s/ Linden P. Blue
                                        ---------------------------------
                                        Linden P. Blue

CUSIP NUMBER: 675239107                                      PAGE 8 of 9 PAGES

                                    EXHIBIT A


                      NWO EXECUTIVE OFFICERS AND DIRECTORS

                                 PRINCIPAL OCCUPATION AND
     NAME AND POSITION              BUSINESS ADDRESS                             CITIZENSHIP
-----------------------------    ------------------------                        -----------
James N. Blue, Director and      President, Cordillera Corporation              United States
President                        7800 E. Dorado Place, Suite 250
                                 Englewood, CO 80111

Anne P. Blue, Vice President     Director, Cordillera Corporation               United States
                                 7800 E. Dorado Place, Suite 250
                                 Englewood, CO 80111

John E. Jones, Director,         Senior Vice President                          United States
Secretary and Treasurer          General Atomics
                                 3550 General Atomics Court
                                 San Diego, CA 92121

Bruce Brundage, Director         President, Brundage & Co.                      United States
                                 7837 S Perry Park Rd.
                                 Larkspur, CO 80118


                       PERSON HAVING VOTING CONTROL OF NWO

                                 PRINCIPAL OCCUPATION AND
     NAME AND POSITION              BUSINESS ADDRESS                             CITIZENSHIP
-----------------------------    ------------------------                        -----------
Linden P. Blue                   Vice President, General Atomics                United States
                                 3550 General Atomics Court
                                 San Diego, CA 92121

CUSIP NUMBER: 675239107                                      PAGE 9 of 9 PAGES

                                    Exhibit B
                          Agreement as to Joint Filing

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the Schedule 13D to which this Agreement is attached as an exhibit is filed on behalf of each of them.

DATED: December 20, 2002

                                        NWO RESOURCES, INC.


                                        /s/ John E. Jones
                                        ---------------------------------
                                        By: John E. Jones
                                        Title: Secretary / Treasurer


                                        /s/ Linden P. Blue
                                        ---------------------------------
                                        Linden P. Blue